SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                       AMENDMENT NO. 1 TO
                         SCHEDULE 13E-4

                  Issuer Tender Offer Statement
                (Pursuant to Section 13(e)(1) of
               the Securities Exchange Act of 1934

                    AXSYS TECHNOLOGIES, INC.
                   ___________________________
                        (Name of Issuer)

                    AXSYS TECHNOLOGIES, INC.
                   ___________________________
              (Name of Person(s) Filing Statement)

    $1.20 Cumulative Exchangeable Redeemable Preferred Stock,
                    Par Value $.01 Per Share
        _________________________________________________
                 (Title of Class of Securities)

                           054615 20 8
                 _______________________________
              (CUSIP Number of Class of Securities)

                        Elliot N. Konopko
                         Vice President
                    Axsys Technologies, Inc.
                       645 Madison Avenue
                    New York, New York  10022
                         (212) 593-7900
        _________________________________________________
    (Name, Address and Telephone Number of Person Authorized
         to Receive Notice and Communications on Behalf of Person(s) Filing Statement)


                        February 14, 1997
                  ____________________________
               (Date Tender Offer First Published,
               Sent or Given to Security Holders)

                        Page 1 of 4 pages

                     Exhibit Index at Page 4

     This Amendment No. 1 to Schedule 13E-4 is being filed by Axsys Technologies, Inc., a Delaware corporation (the "Company"), and constitutes Amendment No. 1 to the Schedule 13E-4, filed by the Company on February 14, 1997 (the "Schedule 13E-4"). The
Schedule 13E-4 relates to the offer by the Company to holders of its $1.20 Cumulative Exchangeable Redeemable Preferred Stock (the "Preferred Stock"), upon and subject to the terms and conditions set forth in the Offering Circular, dated February 13, 1997 (the "Offering Circular") of 0.75 shares of the Company's common stock (the "Common Stock") in exchange for each outstanding share of Preferred Stock (the "Exchange Offer"). Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Offering Circular.

Item 8.        Additional Information.

     The Company accepted for exchange all shares of Preferred Stock validly tendered and not withdrawn on or prior to 5:00 p.m., New York City time on March 17,1997, pursuant to the Exchange Offer, and the Exchange Offer expired at that time. The information set forth in the press release attached as Exhibit
99.1 hereto, is hereby incorporated herein by reference.

Item. 9.  Material to be Filed as Exhibits.

     (a) (viii)  Press release, dated March 18, 1997.
















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

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        AXSYS TECHNOLOGIES, INC.



                                        By: __________________________
                                             Stephen W. Bershad
                                             Chairman and
                                             Chief Executive
                                             Officer


Dated:  March 18, 1997


















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

                                EXHIBITS

Exhibit No.     Description                                     Page

(a)(viii)       Press Release                                   5





















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